

August 26, 2014

Via E-mail
Lisa M. Young
Vice President – General Counsel & Secretary
Enova International, Inc.
200 West Jackson Boulevard
Chicago, Illinois 60606

> **Re:** **Enova International, Inc.**
> **Registration Statement on Form 10**
> **July 31, 2014**
> **File No. 001-35503**

Dear Ms. Young:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form 10 filed July 31, 2014

Exhibit 99.1

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2. Please revise the Form 10 to include the information that is currently incorporated by reference. The Exhibit 99.1 is not able to be incorporated unless previously filed. See Item 10(d) of Regulation S-K.

3. We note that Cash America's information statement was filed as an exhibit to Enova's Form 10. Cash America should either file the information statement on Schedule 14C or provide the staff with an analysis as to why a separate filing is not required. You may refer to Staff Legal Bulletin No. 4 for further guidance. Please note that, once the Schedule 14C is filed, the staff may have additional comments specifically related to that filing.

Risk Factors, page 25

4. Some of your risk factors state that you cannot provide assurance of a certain outcome when the real risk is not your inability to provide assurance, but the underlying situation. Please revise this and similar language to describe the real risks of the transaction.

Basis of Presentation and Critical Accounting Policies, page 94

5. We note your allowance for loan loss accounting policy disclosure on page 96. Please tell us and revise your filing to explain in further detail the discrete groups that your outstanding loans are divided into for purposes of determining your allowance for loan losses. To the extent that these discrete loan groups are a further disaggregation of your short-term loans, installment loans and line of credit accounts, please include an enhanced discussion of how such disaggregation is used to determine your allowance for loan losses.

Current and Delinquent Consumer Accounts, page 95

6. We note your disclosure that for one missed payment, only that payment is considered delinquent for an installment loan or line of credit. We also note that for two consecutive missed payments, the entire loan or account is classified delinquent. Please quantify for us the installment loans and lines of credit total loan balances that are delinquent only one payment as of each period end presented.

7. We also note disclosure that in some instances customers agree to repay a new short-term loan in two or three payments, in which you have determined that the initial payment is a new loan with the remaining payments considered renewals or extensions with separate finance charges due at the time of each payment. Please tell us and revise your filing to address the following:

    *   Quantify your short-term loans with these terms as of both June 30, 2014 and December 31, 2013;
    *   Provide a discussion of the amount of finance charges for each payment made and how these compare to other finance charges for short-term loans which do not have these payment terms; and
    *   Tell us in further detail why you consider subsequent payments under these loan terms to represent renewals or extensions and provide the authoritative guidance you relied upon.

Business

Proprietary Data, Models and Underwriting, page 144

8. We note your discussion of the various factors that are considered when evaluating whether to extend credit to a potential customer. To the extent certain factors are weighted more heavily than others, please disclose such factors and their overall weight in the evaluation. Additionally, to the extent known, please disclose the averages for each significant factor under "Our Customers" on page 139. For example, if FICO scores are considered a significant factor, state as much under this section and disclose the average FICO score under "Our Customers."

Compensation Discussion and Analysis

Summary Compensation Table, page 180

9. In footnote 7, we note that you represent that, "[e]xcept as noted below with respect to Mr. Ho, none of the other individual amounts exceed $25,000." Please also include a representation that no other individual amounts exceed 10% of the total amount of perquisites and personal benefits for each individual, as required by Instruction 4 to Item 402(c)(2)(ix) of Regulation S-K.

Audited Financial Statements

Note 3. Consumer Loans, Credit Quality Information and Allowances and Liabilities for Estimated Losses, page F-16

10. Please revise your filing to provide the following disclosures required by ASU 2010-20 (ASC 310-10-50):

  • Confirm whether your delinquent loans are considered nonaccrual and/or impaired loans. To the extent they are different, please provide the disclosures required by ASC 310-10-50-7(a) as provided by the example in ASC 310-10-55-11 for nonaccrual loans. Please also provide the disclosures required by paragraphs 15-20 of ASC 310-10-50 and as provided by the example in ASC 310-10-55-10 for impaired loans.
  • Disclose an age analysis of past due loans as required by ASC 310-10-50-7A and as provided in the example in ASC 310-10-55-9.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at (202) 551-3484 or Amit Pande at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples at (202) 551-3199 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Senior Staff Attorney

cc.   Via E-mail
       Lindsay Ferguson
       Hunton & Williams LLP